Exhibit to Item 77E



1.	The Official Committee of Unsecured Creditors of Tribune Company
initiated
litigation against Tweedy, Browne Value Fund (the "Value
Fund") and thousands of other former public shareholders of Tribune Company, seeking to avoid and recover payments made to Tribune Company shareholders in connection with the 2007 leveraged buyout of Tribune Company. Value Fund tendered its shares in a tender offer from Tribune Company and received proceeds of approximately $3.4 million. The noteholder plaintiffs allege that the shareholder payments were made in violation of various laws prohibiting actual fraudulent transfers. The complaints allege no misconduct by Value Fund or any member of the putative defendant class of public shareholders. The outcome of the proceedings cannot be predicted at this time and no contingency has been recorded on the books of Value Fund.

Name of court in which proceedings were instituted:  United
States Bankruptcy Court for the District of Delaware. This proceeding was transferred by order of the United States
Judicial Panel on Multidistrict Litigation to the United
States District Court for the Southern District of New York on April 5, 2012 and remains pending, but is stayed until further notice from the Court.


Date instituted:  November 1, 2010.

Principal parties:  Official Committee of Unsecured
Creditors of the Tribune Company vs. FitzSimons et. al.
S.D.N.Y. Civil Case Number 1:12-cv-02652.

2.	A second proceeding, commenced by certain holders of notes
issued by Tribune Company, initiated litigation against Value Fund and other public shareholders of Tribune Company, seeking to recover payments made to Tribune Company shareholders in connection with the 2007 leveraged buyout of Tribune Company. The plaintiffs allege that the shareholder payments were made in violation of various laws prohibiting constructive fraudulent transfers. The complaints allege no misconduct by Value Fund or any member of the putative defendant class. The outcome of the proceedings cannot be predicted at this time and no contingency has been recorded on the books of Value Fund. Motions to dismiss the actions on behalf of all defendants are presently pending before the Court and this matter is otherwise stayed until further notice from the Court.


Name of court in which proceedings were instituted:  United
States District Court for the Southern District of New York.

Date instituted:  July 1, 2011

Principal parties:  William A. Niese, et al. v.
AllianceBernstein, L.P. et al., S.D.N.Y. Civil Case Number -
1:12-cv-04538.

3.	A third proceeding, commenced by certain holders of notes
issued by Tribune Company, initiated litigation against Value Fund and other public shareholders of Tribune Company, seeking to recover payments made to Tribune Company shareholders in connection with the 2007 leveraged buyout of Tribune Company. The plaintiffs allege that the shareholder payments were made in violation of various laws prohibiting constructive fraudulent transfers. The complaints allege no misconduct by Value Fund or any member of the putative defendant class. The outcome of the proceedings cannot be predicted at this time and no contingency has been recorded on the books of Value Fund. Motions to dismiss the actions on behalf of all defendants are presently pending before the Court and his matter is otherwise stayed until further notice from the Court.


Name of court in which proceedings were instituted:  United
States District Court for the Southern District of New York.

Date instituted:  July 1, 2011

Principal parties: Deutsche Bank Trust Company Americas, et al. v. Abu Dhabi Investment Authority, et al. S.D.N.Y. Civil
Case Number - 1:12-cv-04522.